SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. __)*

Capstone Therapeutics Corp.

 (Name of Issuer)

Common Stock

(Title of Class of Securities)

14068E109

 (CUSIP Number)

January 6, 2012

 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

________________________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	14068E109	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON
Lloyd I. Miller, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
5,293,445
	6	SHARED VOTING POWER
814,444
	7	SOLE DISPOSITIVE POWER
5,293,445
	8	SHARED DISPOSITIVE POWER
814,444

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,107,889
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
14.9%
12	TYPE OF REPORTING PERSON
IN-OO**

** See Item 4.

Item 1(a).	Name of Issuer:	Capstone Therapeutics Corp.

Item 1(b).	Address of Issuers’ Principal Executive Offices:	1275 West Washington Street
Suite 101
Tempe, Arizona 85281

Item 2(a).	Name of Person Filing:	Lloyd I. Miller, III

Item 2(b).	Address of Principal Business Office or, if None, Residence:	222 Lakeview Avenue
Suite 160-365
West Palm Beach, Florida 33401

Item 2(c).	Citizenship:	U.S.A.

Item 2(d).	Title of Class of Securities:	Common Stock

Item 2(e).	CUSIP Number:	14068E109

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable, this statement is filed pursuant to 13d-1(c)

Item 4.	OWNERSHIP:

I. On January 6, 2012, the reporting person acquired beneficial ownership of more than five percent of the outstanding shares of common stock of the Issuer. On that date, the reporting person had sole voting and dispositive power with respect to 1,727,503 of the reported securities as (i) the manager of a limited liability company that is the adviser to a certain trust, (ii) the trustee to a certain grantor retained annuity trust, and (iii) an individual. The reporting person had shared voting and dispositive power with respect to 724,100 of the reported securities as a co-manager of a limited liability company.

(a) Amount beneficially owned as of January 6, 2012: 2,451,603

(b) Percent of class as of January 6, 2012: 6.0%

(c) As of January 6, 2012, number of shares as to which the reporting person had:

(i) sole voting power: 1,727,503

(ii) shared voting power: 724,100

(iii) sole dispositive power: 1,727,503

(iv) shared dispositive power: 724,100

II. On May 9, 2012, the reporting person acquired beneficial ownership of more than ten percent of the outstanding shares of common stock of the Issuer. On that date, the reporting person had sole voting and dispositive power with respect to 3,392,270 of the reported securities as (i) the manager of a limited liability company that is the adviser to a certain trust, (ii) the trustee to a certain grantor retained annuity trust, and (iii) an individual. The reporting person had shared voting and dispositive power with respect to 724,100 of the reported securities as a co-manager of a limited liability company.

(a) Amount beneficially owned as of May 9, 2012: 4,116,370

(b) Percent of class as of May 9, 2012: 10.1%

(c) As of May 9, 2012, number of shares as to which the reporting person had:

(i) sole voting power: 3,392,270

(ii) shared voting power: 724,100

(iii) sole dispositive power: 3,392,270

(iv) shared dispositive power: 724,100

III. As of the date hereof, the reporting person has sole voting and dispositive power with respect to 5,293,445 of the reported securities as (i) the manager of a limited liability company that is the adviser to a certain trust, (ii) a manager of a limited liability company that is the general partner of a certain limited partnership, (iii) the trustee to a certain grantor retained annuity trust, and (iv) an individual. The reporting person has shared voting and dispositive power with respect to 814,444 of the reported securities as (i) a co-manager of a limited liability company and (ii) an advisor to the trustee of a certain trust.

(a) Amount beneficially owned as of the date hereof: 6,107,889

(b) Percent of class as of the date hereof: 14.9%

(c) As of the date hereof, number of shares as to which the reporting person has:

(i) sole voting power: 5,293,445

(ii) shared voting power: 814,444

(iii) sole dispositive power: 5,293,445

(iv) shared dispositive power: 814,444

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not Applicable

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Other than shares held directly by Lloyd I. Miller, III, persons other than Lloyd I. Miller, III have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not Applicable

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not Applicable

Item 9.	NOTICE OF DISSOLUTION OF GROUP:

Not Applicable

Item 10.	CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 29, 2012	/s/ Lloyd I. Miller, III
Lloyd I. Miller, III